Integrated finance company
LOPRO CORPORATION

04045258

File Number: 82-4664

SUPPL

June 4, 2004

RECEIVED
AUG 24 2004
SEC MAIL PROCESSING SECTION WASH, D.C. 179

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: M. Ochi
MASAKI OCHI
HEAD OF CORPORATE PLANNING GROUP

PROCESSED
OCT 04 2004
THOMSON FINANCIAL
10/4

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

LOPRO CORPORATION

Index

Translation for:

1. Notice of Convocation of the 35th Ordinary General Meeting of Shareholders
2. Report on State of Purchase of Share Certificate of One's Own

LOPRO
Integrated finance company
LOPRO CORPORATION

File Number: 82-4664

June 4 , 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: M. Ochi
MASAKI OCHI
HEAD OF CORPORATE
PLANNING GROUP

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

(Summary English Translation)

June 14, 2004

TO OUR SHAREHOLDERS:

LOPRO CORPORATION
60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
Ryuichi Matsuda
President and Director

Notice of Convocation of the 35th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 35th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:00 a.m., Tuesday, June 29, 2004

(2) Place: 7th Floor, Large Conference Room of the Head Office of the Company, located at 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Business Report, Balance Sheet and Statement of Income for the 35th fiscal year from April 1, 2003 through March 31, 2004.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed appropriation of retained earnings for the 35th fiscal year.
Agendum No. 2:	Amendments of a part of the Articles of Incorporation. The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".
Agendum No. 3:	Election of seven Directors.
Agendum No. 4:	Payment of retirement benefits to a retired Director.

* * * * * * * * * *

If you attend this Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2003 through March 31, 2004

1. SUMMARY OF OPERATIONS

Business developments and results, capital investments and financing of the Company for the fiscal year ended March 31, 2004, future business strategies, business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, offices, employees, state of shares, major shareholders, acquisition, disposal, etc. and holding of treasury stock, state of stock acquisition rights, business combination, principal correspondent banks and directors and statutory auditors of the Company is mentioned.

3. MATERIAL FACTS RELATING TO THE STATE OF THE COMPANY WHICH OCCURRED AFTER THE RELEVANT FISCAL PERIOD

Outline of issuance of "Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)", which was resolved at the meeting of the board of directors held on May 10, 2004, is mentioned.

BALANCE SHEET

As of March 31, 2004

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥26,005
Money deposited	19,297
Bills receivable	4,769
Commercial bills	29,658
Loans	67,172
Accounts receivable	564
Prepaid expenses	707
Deferred tax assets	13,625
Other current assets	1,191
Allowance for bad debts	-2,033
Total current assets	160,958
Fixed Assets:	
Tangible fixed assets:	
Buildings	12,763
Structures	34
Furniture and fixtures	104
Land	8,896
Total tangible fixed assets	21,799
Intangible fixed assets:	
Software	37
Telephone subscription rights	220
Total intangible fixed assets	257

Investment and other assets:	
Investment securities	1,771
Shares of stock of subsidiaries	1,500
Investment in capital	620
Long-term loans to subsidiaries	51,800
Long-term prepaid expenses	250
Deferred tax assets	2,152
Others	774
Total investment and other assets	58,869
Total fixed assets	80,926
Deferred Assets:	
Share issue expenses	85
Bond issue expenses	47
Total deferred assets	133
Total Assets	¥242,018

	(Millions of yen)
Liabilities	
Current Liabilities:	
Short-term borrowings	¥56,734
Long-term borrowings due within one year	6,459
Notes redeemable within one year	9,400
Accrued claims	1,141
Accrued expenses	262
Accrued corporate tax, etc.	72
Deposits received	1,095
Deferred income	2,508
Allowance for employees' bonuses	64
Allowance for loss from litigation	31,197
Other current liabilities	21
Total current liabilities	108,956
Fixed Liabilities:	
Convertible bonds	408
Bonds with stock acquisition rights	7,500
Long-term borrowings	7,737
Allowance for retirement benefits	56
Allowance for loss from subsidiaries	22,091
Other fixed liabilities	1,099
Total fixed liabilities	38,891
Total liabilities	¥147,848

	(Millions of yen)
Shareholders' Equity	
Common Stock	¥52,626
Capital Surplus	
Capital reserve	13,156
Other capital surplus	
Gain from reduction of common stock and capital reserve	41,892
Total capital surplus	55,048
Earned Surplus	
Unappropriated retained earnings for the current period	7,004
Total earned surplus	7,004
Variance of the re-estimate of land	-18,859
Variance of estimate of shares, etc.	23
Treasury Stock	-1,675
Total shareholders' equity	94,169
Total Liabilities and Shareholders' Equity	¥242,018

STATEMENT OF INCOME

(Year ended March 31, 2004)

	(Millions of yen)
Ordinary Items	
Operating profit and loss:	
Operating revenue:	
Interest income and discount income	¥15,223
Interest on deposits in banks	8
Commission income	1,052
Profit on sale of trust notes	862
Income from leases on real estate	365
Total operating revenue	17,512
Operating expenses:	
Financial expenses	3,335
Commission expenses	608
Cost of leases on real estate	312
Selling, general and administrative expenses	12,317
Total operating expenses	16,574
Total operating profit	937
Non-operating profit and loss:	
Non-operating revenue:	
Interest income from loans to subsidiaries	1,272
Dividend income	12
Income from redemption of notes	70
Miscellaneous revenue	94
Total non-operating revenue	1,449
Non-operating expenses:	
Interest expenses	53
Interest on notes	436
Share issue expenses written-off	85
Bond issue expenses written-off	23
Loss on early redemption of convertible bonds with premium	67
Miscellaneous loss	82
Total non-operating expenses	748
Ordinary profit	¥1,638

	(Millions of yen)
Extraordinary Items	
Extraordinary profit:	
Profit on sale of investment securities	735
Reversal of allowance for loss on investments in subsidiaries	10,182
Total extraordinary profit	10,917
Extraordinary loss:	
Loss on disposal of fixed assets	22
Provision for allowance for loss from litigation	9,831
Total extraordinary loss	9,853
Net profit before taxes	2,702
Corporate tax, inhabitants tax and enterprise tax	71
Net profit for the period	2,631
Retained earnings brought forward	1,668
Liquidation of profit reserve	2,704
Unappropriated retained earnings for the period	¥7,004

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS
(Year ended March 31, 2004)

(Yen)

Appropriation of unappropriated retained earnings for the period

Unappropriated retained earnings for the period	¥7,004,959,094
We will appropriate these amounts as follows:	
Dividend (Ordinary dividend ¥3.00 per share)	268,129,203
Retained earnings brought forward to the next period	¥6,736,829,891

(Note) Other capital surplus of ¥41,892,000,000 will be brought forward to the next period.

Copy of Audit Report of Accounting Auditors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
LOPRO CORPORATION

May 17, 2004

Chuo Aoyama Audit Corporation

Kazumi Fukai (Seal)
Certified Public Accountant
Representative and Engagement Partner

Satomichi Wakayama (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of paragraph 1, Article 2 of the Special Law of the Commercial Code Concerning Audit, etc. of Stock corporation, the financial statements which consist of the balance sheet, statement of income and retained earnings, business report (limited to the portion relating to accounting), proposed appropriation of retained earnings and supplementary statement (limited to the portion relating to accounting) of LOPRO CORPORATION ("the Company") for the 35th fiscal year from April 1, 2003 to March 31, 2004. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records of the Company. Responsibility for preparation of the financial statements and supplementary statement shall be attributed to the management of the Company, while our responsibility is to express our opinion about the financial statements and supplementary statement from an independent standpoint.

In the course of such audit, our examination was made in accordance with generally accepted auditing standards in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statement are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statement by, among others, assessing the accounting principles used and application thereof

and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. Such audit also includes auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that:

1. The balance sheet and the statement of income and retained earnings of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

2. The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

3. The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

4. The supplementary statement (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.

Subsequent Events

Subsequent events regarding the issuance of zero coupon convertible bonds (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) are mentioned in the business report of the Company.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after consultation, based on the report from each Statutory Auditor of the methods and results of the audit concerning the execution of duties of the Directors during the 35th fiscal year from April 1, 2003 to March 31, 2004, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Statutory Auditors, each Statutory Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the head office and the major business offices, requested reports on business from the subsidiaries, visited subsidiaries and investigated their conduct of business and condition of properties whenever it was deemed necessary, received reports and explanations from the Accounting Auditors, and examined the financial statements and the supplementary statement.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Chuo Aoyama Audit Corporation, are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(4) The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto;

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors. Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders or the acquisition or disposal, etc. of treasury stock.

(6) As a result of investigation of the subsidiaries, there is no matter which is required to be pointed out by us with respect to the execution of duties of their directors.

May 20, 2004

Board of Statutory Auditors
LOPRO CORPORATION

Takeshi Noishiki (Seal)
Full-time Statutory Auditor

Bunyu Kajima (Seal)
Statutory Auditor

Masaki Tsukiji (Seal)
Statutory Auditor

Masahiro Maeda (Seal)
Statutory Auditor

(Note) *The Auditors Mr. Takeshi Noishiki, Mr. Bunyu Kajima, Masaki Tsukiji and Masahiro Maeda are outside Statutory Auditors as required under paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.*

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights

893,388

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 35th fiscal year

The content of the proposed agendum is set forth in the "Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2: Amendments of a part of the Articles of Incorporation

The Articles of Incorporation will be amended in accordance with recent amendments to the Commercial Code of Japan.

Agendum No. 3: Election of seven Directors

Names, brief personal histories and numbers of the Company's shares owned by the candidates are mentioned.

Agendum No. 4: Payment of retirement benefits to a retired Director

It is proposed that appropriate retirement benefits be paid to a retired director in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Name and brief personal history of the retired director are mentioned.

* * * * * * * * * *

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on June 4, 2004 through EDINET (Electronic Disclosure for Investors' Network), and to the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on June 4, 2004.

LOPRO CORPORATION

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